UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF January 2014

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

11, Euljiro2-ga, Jung-gu

Seoul 100-999, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Business (Preliminary) Results

•	The preliminary results shown in this table may differ from the final results

1. Details (Consolidated and prepared in accordance with International Financial Reporting Standards as adopted in Korea)

Classification (unit : in millions of Won, %)		Current Period (Fourth quarter of 2013)	Previous Period (Third quarter of 2013)	Changes (%)	Year to Year Comparison (Fourth quarter of 2012)	Changes (%)
Operating Revenue	Quarterly Results	4,294,841	4,124,594	4.1%	4,155,712	3.3%
	Year-to-date (“YTD”) Results	16,602,054	12,307,213	—	16,141,409	2.9%
Operating Income	Quarterly Results	509,700	551,436	–7.6%	539,042	–5.4%
	YTD Results	2,011,109	1,501,409	—	1,730,049	16.2%
Profit from Continuing Operations Before Income Tax	Quarterly Results	384,509	429,716	–10.5%	645,607	–40.4%
	YTD Results	1,827,102	1,442,592	—	1,519,368	20.3%
Profit for the Period	Quarterly Results	293,670	502,235	–41.5%	519,089	–43.4%
	YTD Results	1,609,549	1,315,880	—	1,115,663	44.3%
Attributable To: Controlling Interests	Quarterly Results	314,140	504,026	–37.7%	523,013	–39.9%
	YTD Results	1,638,964	1,324,824	—	1,151,705	42.3%

2. Source of Data	Data Provider	SK Telecom IR Team
	Provided for	Analysts and Institutional Investors
	Date of Provision	January 28, 2014 / 16:00 (Seoul time)
	Related Event(Location)	Conference Call for the year ended December 31, 2013 (SK Telecom Headquarter, Conference Room)

3. Contact Information	Supervisor	Soo Cheol Hwang (82-2-6100-1809)
	Organizer	Won Tuh Chung (82-2-6100-1550)
	Organizing Team	SK Telecom IR Team

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Soo Cheol Hwang
(Signature)
Name:	Soo Cheol Hwang
Title:	Senior Vice President

Date: January 28, 2014

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